Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

North American Nickel Inc. Suite 2200, 1055 West Hastings Street Vancouver, British Columbia V6E 2E9 (the “Company”)

Item 2	Date of Material Change

August 15, 2017

Item 3	News Release

A news release setting out information concerning the material change described in this Material Change Report was issued by the Company on August 15, 2017 through Marketwired and filed on SEDAR.

Item 4	Summary of Material Change

On August 15, 2017, the Company announced that it had closed its previously announced non-brokered private placement offering of units of the Company (“Units”) for aggregate gross proceeds of $3,073,683.65 (the “Offering”). Under the Offering, the Company issued an aggregate of 40,982,448 Units at a price of $0.075 per Unit. Each Unit consisted of one common share in capital of the Company (“Common Share”) and one-half of one common share purchase warrant in the capital of the Company (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share at any time prior to 5:00 p.m. (Toronto time) on August 15, 2019.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On August 15, 2017, the Company announced that it had closed its previously announced non-brokered private placement offering Units for aggregate gross proceeds of $3,073,683.65. Under the Offering, the Company issued an aggregate of 40,982,448 Units at a price of $0.075 per Unit. Each Unit consisted of one Common Share one-half Warrant. Each Warrant will entitle the holder thereof to acquire one Common Share at any time prior to 5:00 p.m. (Toronto time) on August 15, 2019.

Multilateral Instrument 61-101 – Related Party Transactions

Sentient Executive GP IV, Limited (for the general partner of Sentient Global Resources Fund IV, L.P.) (collectively, “Sentient IV”) subscribed for a total of 38,666,666 Units under the Offering. Sentient, which is an insider and a related party of the Company, now beneficially owns, or exercises control or direction over, 356,476,487 Common Shares (or, approximately 64.27% of the issued and outstanding Common Shares). In the event all of the 126,404,945 common share purchase warrants issued by the Company are fully exercised, Sentient IV would acquire control over a maximum of 482,881,432 Common Shares (including the 356,476,487 Common Shares over which Sentient IV has control). These combined holdings would represent approximately 70.91% of the outstanding Common Shares, calculated on a partially diluted basis assuming the full exercise of the 126,404,945 common share purchase warrants issued by the Company held by Sentient IV only.

Due to the fact that Sentient IV is an insider and a related party of the Company , its subscription of Units under the Offering constituted a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Such subscription was completed in reliance on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(a) of MI 61-101 as no securities of the Company are listed or quoted on any of the markets specified in MI 61-101 and neither the fair market value of the Units nor the aggregate proceeds of the Offering exceeds 25% of the Company’s market capitalization.

The Company did not file a material change report less than 21 days prior to the closing of the Offering, which the Company deems reasonable in the circumstances so as to have been able to avail itself of the net proceeds of the Offering in an expeditious manner.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information please contact: Keith Morrison Chief Executive Officer North American Nickel Inc. Telephone: 604-986-2020

Item 9	Date of Report

August 25, 2017.